Exhibit 21

Subsidiaries of Universal Truckload Services, Inc.

Name	State of Incorporation
Universal Am-Can, Ltd.	DE
The Mason & Dixon Lines, Inc.	DE
Mason Dixon Intermodal, Inc.	MI
Louisiana Transportation, Inc.	MI
Economy Transport, Inc.	MI
UTS Leasing, Inc.	WY
UTS Realty, LLC	MI
UTS Finance, Inc.	MI
Great American Lines, Inc.	MI
CrossRoad Carriers Intermodal, Inc.	MI
NYP of Michigan, Inc.	MI
UT Rent A Car, Inc.	MI